 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 28, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: August 28, 2009

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

RIS Announcement -Award grant
Smith & Nephew Plc
 ("the Company")

Employee Share Plans - Announcement of transaction in ordinary shares of
US$0.20 each

The Company announces that on
27
 August
 2009

conditional
awards

were
 made under the Company's
2004 Performance Share
Plan
, 2001
UK Approved
Share Option Plan
 and
 2001 UK Unapproved Share
Option
Plan
 to persons discharging managerial responsibility ("PDMR") as detailed in the table
s
 below. No co
nsideration is payable for the award
s
.
PERFORMANCE SHARE PLAN
 ("PSP")

Name	PDMR	Number of shares subject to award	Total Number of Shares over which awards held under the PSP following Notification
Nassem Amin	PDMR	17,321 ordinary shares	17,321 ordinary shares

2001 UK APPROVED SHARE OPTION AND 2001 UK UNAPPROVED SHARE PLANS

Name	PDMR	Share Option Plan	Number of Ordinary shares subject to award	Option Price	Total Number of Shares over which Options held following Notification
Nassem Amin	PDMR	UK Approved Plan	5,859 ordinary shares	512 p	23,094 ordinary shares
		UK Unapproved Plan	17,235 ordinary shares	512 p

Notes:
  There are performance conditions attached to the release of th
  e
   award under the Performance Share Plan, and the award will vest, subject to the achievement of the performance conditions which are measured from 1 January
   2009
   to
   31 December 2011
  , on 27 August
   2012
  .
  The
  options granted under
  the
  UK Approved and Unapproved Share Option Plan
  s
   will vest three years from the award date, subject to the attainment of the relevant performance conditions and will be exercisable from 27 August
   2012 to 26 August 2019.
  The transaction took place
  in
   London, UK
  This announcement is made following notifications under Disclosure Rule 3.1.2.
Contact:
Gemma Parsons

Assistant Company Secret
ar
y
Telephone: 020 7401 7646